Exhibit 99.1

News Release

Orla Mining Receives Permits to Extend Operations in Mexico Supporting Company's Long-Term Commitment to Camino Rojo

Company Also Files Camino Rojo Technical Report Including Underground PEA

VANCOUVER, BC, March 18, 2026 /CNW/ - Orla Mining Ltd. (TSX: OLA) (NYSE: ORLA) ("Orla" or the "Company") is pleased to announce receipt of the environmental impact assessment (Manifestación de Impacto Ambiental, "MIA") from Mexico's Secretariat of Environment and Natural Resources ("SEMARNAT") for its Camino Rojo Mine in Zacatecas, Mexico ("Camino Rojo"). With this approval, Orla now has all the permits necessary, including the Change of Land Use approval, to mine the remainder of the oxide open-pit, including the layback area, and to begin construction of an underground exploration decline to advance the Camino Rojo Underground Project. The Company has also filed an updated technical report for the property. The approval of the MIA is conditional upon Orla meeting certain customary conditions and standard requirements.

Full Authorization for Oxide Operations and Permits to Begin Underground Decline

The MIA grants the Company full authorization to complete the oxide open pit as outlined in the newly filed technical report. This includes the layback to the north and the east-west expansion, as well as extensions to the waste rock and low-grade stockpiles and associated infrastructure.

The MIA also authorizes the development of underground access works, including an exploration portal and decline, with work expected to begin as early as the second half of 2026. This will enable further resource definition and technical evaluation of the sulphide mineralization beneath the current open pit, a next step toward a potential transition to underground mining at Camino Rojo.

The Company's planned development sequence is as follows:

•	2026: Initiate the underground exploration decline.
•	2027: Begin an underground drilling program to support a Pre-Feasibility Study (PFS) and project permit submission.

There are no changes to the Company's 2026 production and cost guidance for Camino Rojo. Potential spending in 2026 related to the exploration decline would be additional to the current guidance.

Long-Term Commitment to Zacatecas

This MIA supports Orla's long-term commitment to investing in Zacatecas, Mexico, where the Company is focused on enhancing sustainable livelihoods, supporting local employment and entrepreneurship and delivering lasting economic benefits to surrounding communities. The Company recently outlined a Preliminary Economic Assessment ("PEA") for the underground project at Camino Rojo, which could double production and establish a multi-decade operating platform in Mexico. For further details, please refer to press release from February 19, 2026.

Camino Rojo Technical Report Filing

Orla has filed an updated technical report for Camino Rojo, which contains the results of the PEA for the Camino Rojo Underground Project.

The detailed technical report is now available on SEDAR+ and EDGAR under the Company's profile at www.sedarplus.ca and www.sec.gov, respectively. The technical report is now also available on Orla's website at www.orlamining.com.

Qualified Persons Statement

The scientific and technical information in this news release was reviewed and approved by Mr. J. Andrew Cormier, P. Eng., Chief Operating Officer of the Company, who is the Qualified Person as defined under NI 43-101 standards.

About Orla Mining Ltd.

Orla's corporate strategy is to acquire, develop, and operate mineral properties where the Company's expertise can substantially increase stakeholder value. The Company has three material projects, consisting of two operating mines and one development project, all 100% owned by the Company: (1) Camino Rojo, in Zacatecas State, Mexico, an operating gold and silver open-pit and heap leach mine and the potential underground Project. The property covers over 139,000 hectares which contains a large oxide and sulphide Mineral Resource; (2) Musselwhite Mine, in Northwestern Ontario, Canada, an underground gold mine that has been in operation for over 25 years and produced close to 6 million ounces of gold, with a long history of resource growth and conversion; and (3) South Railroad (South Carlin Complex), in Nevada, United States, a feasibility-stage, open pit, heap leach gold project located on the Carlin trend. The technical reports for the Company's material projects are available on Orla's website at www.orlamining.com, and on SEDAR+ and EDGAR under the Company's profile at www.sedarplus.ca and www.sec.gov, respectively.

For further information, please contact:

Jason Simpson
President & Chief Executive Officer

Andrew Bradbury
Vice President, Investor Relations & Corporate Development

www.orlamining.com
info@orlamining.com

Forward-looking Statements

This news release contains certain "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities legislation and within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, including, without limitation, statements regarding: the potential development options outlined in the PEA, including the potential to double production and establish a multi-decade operating platform in Mexico; satisfaction of the customary MIA conditions; the initiation and timing of the exploration decline; the preparation of a PFS and permit submissions and the timing thereof; the transition to underground mining at Camino Rojo; and the Company's goals and strategies. Forward-looking statements are statements that are not historical facts which address events, results, outcomes or developments that the Company expects to occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made and they involve a number of risks and uncertainties. Certain material assumptions regarding such forward-looking statements were made, including without limitation, assumptions regarding: the future price of gold and silver; anticipated costs and the Company's ability to fund the development of the Project and its other programs; the Company's ability to carry on exploration, development, and mining activities; tonnage of ore to be mined and processed; ore grades and recoveries; decommissioning and reclamation estimates; currency exchange rates remaining as estimated; prices for energy inputs, labour, materials, supplies and services remaining as estimated; the Company's ability to secure and to meet obligations under property agreements, including the layback agreement with Fresnillo plc; that all conditions of the Company's credit facility will be met; the timing and results of drilling programs; mineral reserve and mineral resource estimates and the assumptions on which they are based; the discovery of mineral resources and mineral reserves on the Company's mineral properties; that political and legal developments will be consistent with current expectations; the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction, and operation of the Project; the timing of cash flows; the costs of operating and exploration expenditures; the Company's ability to operate in a safe, efficient, and effective manner; the Company's ability to obtain financing as and when required and on reasonable terms; that the Company's activities will be in accordance with the Company's public statements and stated goals; and that there will be no material adverse change or disruptions affecting the Company or its properties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: uncertainty and variations in the estimation of mineral resources and mineral reserves; risks related to the Company's indebtedness and gold prepayment; risks related to exploration, development, and operation activities; foreign country and political risks, including risks relating to foreign operations; tailings risks; reclamation costs; delays in obtaining or failure to obtain governmental permits, or non-compliance with permits; environmental and other regulatory requirements; loss of, delays in, or failure to get access from surface rights owners; uncertainties related to title to mineral properties; water rights; risks related to natural disasters, terrorist acts, health crises, and other disruptions and dislocations; financing risks and access to additional capital; risks related to guidance estimates and uncertainties inherent in the preparation of feasibility studies; uncertainty in estimates of production, capital, and operating costs and potential production and cost overruns; the fluctuating price of gold and silver; risks related to the Cerro Quema Project; unknown labilities in connection with acquisitions; global financial conditions; uninsured risks; climate change risks; competition from other companies and individuals; conflicts of interest; risks related to compliance with anti-corruption laws; volatility in the market price of the Company's securities; assessments by taxation authorities in multiple jurisdictions; foreign currency fluctuations; the Company's limited operating history; litigation risks; the Company's ability to identify, complete, and successfully integrate acquisitions; intervention by non-governmental organizations; outside contractor risks; risks related to historical data; risks related to the Company's foreign subsidiaries; risks related to the Company's accounting policies and internal controls; the Company's ability to satisfy the requirements of Sarbanes-Oxley Act of 2002; enforcement of civil liabilities; the Company's status as a passive foreign investment company (PFIC) for U.S. federal income tax purposes; information and cyber security; gold industry concentration; shareholder activism; other risks associated with executing the Company's objectives and strategies; as well as those risk factors discussed in the Company's most recently filed management's discussion and analysis, as well as its annual information form dated March 18, 2025, which are available on www.sedarplus.ca and www.sec.gov. Except as required by the securities disclosure laws and regulations applicable to the Company, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

SOURCE Orla Mining Ltd.

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%CIK: 0001680056

CO: Orla Mining Ltd.

CNW 18:00e 18-MAR-26